Exhibit 4.27

EXCLUSIVE COOPERATION

AGREEMENT

Hainan Miaoka Network Technology Co., Ltd.

and

Beijing Yilliulinger Information Technology Co., Ltd.

EXCLUSIVE COOPERATION AGREEMENT

This Service Agreement (“Agreement”), effective on June 1 ,2018 (“Effective Date”), is concluded by and between Hainan Miaoka Network Technology Co., Ltd. (“Miaoka Network”), a company incorporated under the laws of the People’s Republic of China, with its principal place of business at Room 201, Building A18, Hainan Ecological Software Park, High-tech Industries Demonstration Zone, Laocheng District, Hainan and Beijing Yiliulinger Information Technology Co., Ltd. (“Yiliulinger”), a company incorporated under the laws of the People’s Republic of China, with its principal place of business at Room 305, Building 4, Yard 13, Kaifang East Road, Huairou District, Beijing (each “a Party” and collectively, “the Parties”).

BACKGROUND

Whereas, Miaoka Network is responsible for obtaining the Internet Content Provider (“ICP”) license required to operate Internet Information Services in China.

Whereas, Miaoka Network acquires the Licensing of Intellectual properties (the App and Emoticon in supplemental agreements to this Agreement) as well as the Services of Yiliulinger to carry out Internet Information Services in China.

Whereas, this Agreement sets forth the terms and conditions under which Yiliulinger as agreed to provide, and Miaoka Network has agreed to receive, the Licensing and the Services;

Whereas, the capitalized terms used and not otherwise defined in these recitals are defined in Article 1 of this Agreement;

Now, therefore, in consideration of the mutual promises, covenants, conditions and terms set forth herein, the Parties agree as follows:

1 DEFINITIONS.

Capitalized terms used in this Agreement have the meanings set forth in this Article 1 or as otherwise defined in the context of the provision.

“Effective Date” is June 1, 2018.

“Governing Laws” is defined in Section 6.a.

“Licensing” means Yiliulinger agrees to grant the use right of its intellectual properties to Miaoka Network under this Agreement, including the App and Emoticon (licensing details will be set forth in supplemental agreements to this Agreement).

“Services” means those technical and non-technical services to be provided by Yiliulinger to Miaoka Network under this Agreement. Technical services include: (i) assistance in the maintenance of the App, as well as statistics analysis on the App users; (ii) technical support and maintenance of hardware and software;(iii)call center management services; (iv) after-sale services including training and consulting, etc. Non-technical services include: (i) marketing and advertising services; (ii) sales and payment channel management and development; (iii) administrative services including legal, finance, HR and administration; and (iv) other services as the Parties may agree from time to time.

“License Fee” is defined in Section 4.

“Service Fee” is defined in Section 4.

“Term” is defined in Section 2.a.

2 TERM AND TERMINATION.

a.

Term. The term of this Agreement will begin on the Effective Date and will remain effective for ten (10) years. After the effective period, Yiliulinger may decide if this Agreement will be renewed and how long it will be renewed for(“Term”).

b.	Termination for Convenience. Yiliulinger may terminate this Agreement upon thirty (30) days’ written notice. Miaoka Network shall not terminate this Agreement under any circumstances.

c.	Prior Agreements. This Agreement supersedes and terminates any and all prior agreements or contracts, oral or written, entered into between The Parties relating to the subject matter thereof.

3 EXCLUSIVE COOPERATION AND INTELLECTUAL PROPERTY RIGHTS.

a.

During the Term, Yiliulinger shall provide the Licensing of intellectual properties and the Services to Miaoka Networkas agreed by the Parties from time to time. Without Yiliulinger.’s consent, Miaoka Networkis not entitled to the right to engage any other third parties to perform, any licensing of intellectual properties and services similar to the Licensing or the Services.

b.

Yiliulinger reserves all the intellectual property rights developed under this agreement, including but not limited to copyright, patent right, right of patent application, knowhow, business secret, etc.

4 LICENSE FEE, SERVICE FEE AND PAYMENT.

a.

Pursuant to this Agreement, Yiliulinger grants to Mioka Tech. the use right of its intellectual properties including the App and Emoticons. Miaoka Network agrees to pay Yiliulinger a license fee (“License Fee”) in consideration of the rights granted. The calculation methodology of the License Fee will be set forth in supplemental agreements to this Agreement.

b.

Pursuant to this Agreement and Miaoka Network’s request from time to time, M Yiliulinger provides Miaoka Network with the Services. Miaoka Network intends to pay Yiliulinger a level of compensation commensurate with the value of the Services it provides, which are essential and fundamental to the economic success or failure of Miaoka Network’s business in China.

c.

To ensure the high quality of the Licensing and the Services, Yiliulinger agrees to be compensated for the Licensing and the Services only if Miaoka Network achieves a level of operating profit above a certain rate, initially agreed to be three point five percent (3.5%) (“Expected Profit Rate”“)of total revenue derived by Yiliulinger for operating the App in China. The License Fee and the Service Fee will be calculated such that after it is paid, Miaoka Network’s operating profit rate will not be lower than the Expected Profit Rate (“Service Fee”“). If Miaoka Network achieves a level of operating profit above the Expected Profit Rate, the excess profit will be paid to Yiliulinger in the form of License Fee and Service Fee. The calculation methodology of the License Fee and Service Fee will be set forth in supplemental agreements to this Agreement. If Miaoka Networkis unable to achieve the Expected Profit Rate due to Yiliulinger.’s failure in providing the high quality services, Yiliulinger will not be entitled to any License Fee or Service Fee. The Parties agree to review the Expected Profit Rate from time to time.

Operating profit rate = (Revenues-Cost of revenues-Sales tax and surcharges –Sales expense-G&A expense-R&D expense) /Revenues.

d.

Payments Due. Payment notice for the License Fee and the Service Fee shall be presented on a monthly basis. The Parties agrees to pay the total amounts shown as due within sixty (60) days from the end of such month. The Parties agrees to pay or offset the payments from time to time, as requested by either Party.

e.

Currency. All computations and payments made pursuant to this Article 4 shall be in Chinese RMB. A netting of any amount payable under this Agreement against existing accounts payable and accounts receivable shall be an acceptable manner of payment. effective as of the date of the netting on the books of the Parties.

f.	Retrospection. The Parties agree the License Fee and the Service Fee defined in this Section shall be retrospective to the Parties from the date June 1 ,2018.

5 TAXES.

a.

Yiliulinger ‘s Tax Responsibility. Yiliulinger is liable for any value-added tax, excise tax, tariff, duty or any other similar tax imposed by any governmental authority arising from the performance of Services under this Agreement.

b.

Miaoka Network’s Tax Responsibility. Miaoka Networkis liable for any value-added tax. excise tax, tariff, duty or any other similar tax imposed by any governmental authority arising from its performance of this Agreement.

6 COMPLIANCE WITHLAWS.

a.

Compliance. Each Party will perform its obligations under this Agreement in a manner that complies with all laws applicable to that Party’s business. Without limiting the foregoing, the Parties will respectively identify and comply with all laws applicable to the Parties including:(a)laws requiring the procurement of inspections, certificates and approvals needed to perform the Services, and (b)laws regarding healthcare, workplace safety, immigration ,labor standars, wage and hour laws, insurance, data protection and privacy ( collectively, “Governing Laws’ )

b.

Change in Law. The Parties will work together to identify the effect of changes in laws on this Agreement, and will promptly discuss the changes to the terms and provisions of this Agreement, if any, required to comply with all laws.

7 CONSTRUCTION.

a.

Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be contrary to Law, then the remaining provisions of this Agreement. If capable of substantial performance, will remain in full force and effect.

b.	Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the People’s Republic of China without regard to conflict of laws principles.

c.

Resolution of Disputes. This Agreement shall be governed by the laws of the People’s Republic of China. All the disputes arising from the conclusion, performance or interpretation of this Agreement shall be settled by the Parties through consultation.

If the consultation fails, the disputes shall be referred to China International economic and Trade Arbitration Commission for arbitration. The place of arbitration shall be in Beijing. The arbitral award shall be final and binding upon both Parties.

Each of Yiliulinger and Miaoka Network has caused this Agreement to be signed and delivered by its duly authorized representative to be effective as of the Effective Date.

By:	/s/ Xiaoliang Lei /common seal/	By:	/s/ Xiaoliang Lei /common seal/

Title:	Legal Representative	Title:	Legal Representative
For and on behalf of Hainan Miaoka Network Technology Co., Ltd.		For and on behalf of Beijing Yiliulinger Information Technology Co., Ltd.

Supplemental Agreement

Party A: Hainan Miaoka Network Technology Co., Ltd.

Address: Room 201, Building A18, Hainan Ecological Software Park, High-tech Industries Demonstration Zone, Laocheng District, Hainan, P.R.China

Party B: Beijing Yiliulinger Information Technology Co., Ltd.

Address: Room 305, 3F, Building 4, East Kaifang Road, Huairou District, Beijing, P.R.China

An Exclusive Cooperation Agreement (“the Agreement”) was concluded between Party A and Party B (“the Parties”) on June 1, 2018. The Parties agree on this supplemental agreement in accordance with the Contract Law of the PRC and other relevant laws and regulations for mutual benefit.

1.	Supplementary Terms

a)

According to Section 1 of the Agreement, Party B agrees to license the use right of the App (including but not limited to the following version) to Party A starting from the effective date of this supplemental agreement.

App IOS	App Android V

Under the license: (i) Party B is responsible for the design, development and maintenance of the App; (i) Party A is granted with the right to operate the App and to generate income from in-App features sold to users.

According to Article 4. a of the Agreement, Party A agrees to pay Party B a license fee in consideration of the rights granted. The license fee will be twelve point five percent (12.5%) of the gross revenues generated by Party A from the App. The Parties agree to review the pricing of license fee from time to time.

b)

According to Section 1 of the Agreement, Party B agrees to license the use right of Emoticon (Emoticon details are listed in Appendix A) to Party A starting from the effective date of this supplemental agreement.

According to Article 4.a of the Agreement, Party A agrees to pay Party B a license fee in consideration of the rights granted. The license fee will be twelve point five percent (12.5%) of the gross revenues generated by Party A from sales of the emotions. The Parties agree to review the pricing of license fee from time to time.

c)

Without written consent of Party B, Party A shall not sublicense, transfer or disclose the right to any third party, or try to develop, modify or decompile on the basis of Party B’s intellectual properties. Party A agrees with all the exclusive ownership and interest of Party B, including all intellectual property, proprietary technology, development rights and other related rights. Party A shall not be involved in any activities that harm the interest of Party B under any circumstances.

2.	Above are the supplementary terms to the Agreement. The Parties shall still comply with the terms of the Agreement concluded on June 1 ,2018, which will not be affected by the supplemental agreement.

3.

This supplemental agreement is an indivisible part of the Agreement concluded by the Parties on June 1 ,2018. The Parties agree that the license fee set forth in this supplemental agreement shall be retrospective from June 1, 2018. This supplemental agreement is made out in two (2) sets of originals with equal validity. Party A and Party B each have one of the originals. By signing below, the Parties agree to the terms of this supplemental agreement effective from the date of signature.

By:	/s/ Xiaoliang Lei /common seal/	By:	/s/ Xiaoliang Lei /common seal/

Title:	Legal Representative	Title:	Legal Representative
For and on behalf of Hainan Miaoka Network Technology Co., Ltd.		For and on behalf of Beijing Yiliulinger Information Technology Co., Ltd.